NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill* Alan H. Finlayson Charles C. Hethey* Maryna M. O’Neill* Angie Ko*	Michael F. Provenzano Christian I. Cu* Brian S.R. O’Neill* Vladislav V. Ioukhyma*

August 22, 2024

VIA EDGAR AND EMAIL

SECURITIES AND EXCHANGE COMMISSION (the “SEC”)

Attention: Daniel Crawford, Alan Campbell

Dear Sirs/Mesdames:

RE:	BIOHARVEST SCIENCES INC. (the “Company”)
- Amendment No. 2 to Registration Statement on Form 20-F filed on August 14, 2024 (“Amendment No. 2”)
- File No. 000-56663

We write on behalf of the Company in response to your comment letter dated August 21, 2024 regarding Amendment No. 2.

On behalf of the Company, we are filing via EDGAR an amended and restated registration statement on Form 20-F/A, amending and restating Amendment No. 2 (as amended and restated, “Amendment No. 3”).

Capitalized terms used and not otherwise defined herein have the meaning given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form 20-F

Item 10. Additional Information

C. Material Contracts, page 63

1.We note your response to prior comment 1 and reissue in part. Please revise this section to disclose the identities of the other parties to the agreements.

The Company has reassessed the inclusion of the Existing Development Agreements as material contracts, particularly in the context of the Company’s overall revenue. While the Existing Development Agreements validate the Company’s creation and continued development of its CDMO Services Business Unit, the Company does not consider them material contracts based on the relatively low revenue generated therefrom.

Consequently, the corresponding disclosure under “Item 10. Additional Information - C. Material Contracts” was removed, and the corresponding Exhibits 4.6 and 4.7 were marked as “[Intentionally Omitted]” in “Item 19. Exhibits”. Disclosure relating to the Existing Development Agreements was added in “Item 4. Information on the Company - B. Business Overview – Overview – CDMO Services Business Unit”. Please see page 29 of Amendment No. 3.

The name of the Licensor, which was previously disclosed in “Item 4. Information on the Company - B. Business Overview - Patents or Licenses, Industrial, Commercial or Financial Contracts or New Manufacturing Processes”, was added to “Item 10. Additional Information - C. Material Contracts - License Agreement”. Please see page 65 of Amendment No. 3.

Northwest Law Group is an association of independent lawyers, law corporations and a limited liability partnership of law corporations.
*Practicing through O’Neill Law LLP. O’Neill Law LLP has lawyers licensed to practice in the Province of British Columbia and Arizona, Nevada, New York State and Washington States

NORTHWEST LAW GROUP

Enclosures

In connection therewith, we enclose a copy of the following documents via email:

(a)Amendment No. 3; and

(b)Amendment No. 3, in blackline to Amendment No. 2.

If you have any questions on this matter, please do not hesitate to contact the undersigned by telephone at 604.687.5792 or by email at son@stockslaw.com.

Yours truly,

/s/ Stephen F.X. O’Neill

Stephen F.X. O’Neill**

/VVI

** Practicing through a law corporation.

Enclosures